HUYA INC.

Building A3, E-Park

280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

September 30, 2024

VIA EDGAR

Mr. Stephen Krikorian

Mr. Morgan Youngwood

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	HUYA Inc. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2023 Response dated March 22, 2024 File No. 001-38482

Dear Mr. Krikorian and Mr. Youngwood:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 19, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 26, 2024 (the “2023 Form 20-F”) and the Company’s correspondence filed with the Commission on March 22, 2024 (the “Correspondence”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F or the Correspondence.

Form 20-F for the Fiscal Year Ended December 31, 2023

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

(h) Short-term deposits and long-term deposits, page F-22

1.	Based on the information provided in the response and in previous correspondence, we do not necessarily agree with your view that time deposits may be treated as “cash items” for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Investment Company Act”). Please confirm your understanding of the same.

The Company respectfully acknowledges the Staff’s comment. While there is precedent that time deposits may be investment securities but may be cash items when held without investment intent, taking into account the purpose for which they are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other special circumstances, any such determination would necessarily be dependent on the relevant facts and circumstances. Therefore, in the Company’s recent correspondences with the Staff, the Company has presented its section 3(a)(1)(C) calculations treating time deposits as investment securities and intends to monitor its section 3(a)(1)(C) calculations treating time deposits as investment securities. In addition, the Company has provided the Staff with a summary of its plan to shift certain of its holdings from time deposits to cash holdings and resulting pro forma section 3(a)(1)(C) calculations, for which purpose the Company has treated time deposits as investment securities.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
September 30, 2024

2.	The staff notes the Company’s representations that the Company has reduced, and will, in the future, significantly reduce, its holdings of both long-term and short-term time deposits. On the basis of these representations, and apart from comment one above, the staff has no further questions or comments with respect to the Company’s time deposit holdings.

The Company respectfully notes the Staff’s statement.

3.	As requested in staff’s prior comment 3, the Company provided for the staff’s review a draft risk factor disclosing risks related to the Company potentially operating as an “investment company” under the Investment Company Act. In future filings, please make the following changes:

a.	To the extent the Company continues to hold substantial positions in time deposits on a consolidated basis, please revise your risk factor disclosure to reflect comment number one above.

b.	To the extent the Company continues to hold substantial positions in time deposits on a consolidated basis, please ensure that your risk factor notes the same and that such time deposits may deemed to be “investment securities” within the meaning of the Investment Company Act.

In response to the Staff’s comment, to the extent that the Company continues to hold substantial positions in time deposits on a consolidated basis, the Company respectfully proposes to revise the referenced disclosure as shown below (with additions underlined and deletions strikethrough) in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure.

Page 35:

If we are deemed to be an investment company under the United States Investment Company Act of 1940, as amended, it may be required to institute burdensome compliance requirements and its activities may be restricted.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
September 30, 2024

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the United States Investment Company Act of 1940, as amended, or the Investment Company Act. Certain of our assets and our future holdings, including long-term and short-term time deposits, may be deemed to be “investment securities” within the meaning of the Investment Company Act. Under the Investment Company Act, a company is deemed to be an “investment company” if it (i) is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities or (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of the company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. On a consolidated basis, a significant portion of our present assets as of December 31, ~~2023~~ 202[ ] consists of time deposits held for cash management purposes, which may be deemed to be “investment securities,” rather than “cash items,” within the meaning of the Investment Company Act. However, we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of providing online live streaming platforms and related services.

We seek to conduct our operations so that we do not meet the definition of an “investment company” under the Investment Company Act. Doing so may require us to forego potential future acquisitions of interests in companies that may be deemed to be “investment securities” within the meaning of the Investment Company Act. If we are unable to structure or operate our business in a manner that avoids investment company status under the Investment Company Act, we may be deemed to be an investment company within the meaning of the Investment Company Act. As a foreign private issuer, we would not be eligible to register under the Investment Company Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. Moreover, if we were deemed to be an investment company under the Investment Company Act and not exempted from the application of the Investment Company Act, contracts we enter into in violation of, or the performance of which entails a violation of, the Investment Company Act, including any securities sold in the United States or to U.S. persons, may not be enforceable against us. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

*     *     *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 (20) 2290-7888 or leipeng@huya.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4700 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (10) 6535-5500 or yilin.xu@skadden.com.

Sincerely yours,

HUYA Inc.

By:	/s/ Raymond Peng Lei
Name:	Raymond Peng Lei
Title:	Acting Co-Chief Executive Officer and Chief Financial Officer

cc:	Junhong Huang, Director, Acting Co-Chief Executive Officer and Senior Vice President, HUYA Inc.
Ashley Xin Wu, Vice President of Finance, HUYA Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Wilson W.Y. Chow, Partner, PricewaterhouseCoopers Zhong Tian LLP